Exhibit 16.1

August 19, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Airspan Networks Holdings Inc. (formerly knows as New Beginnings Acquisition Corp.) under Item 4.01 of its Form 8-K dated August 13, 2021. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Airspan Networks Holdings Inc. contained therein.

Regarding the registrant’s statement related to material weakness in the registrant’s internal control over financial reporting as of December 31, 2020, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s financial statements as of December 31, 2020 and for the period from August 20, 2020 (inception) through December 31, 2020.

Very truly yours,

/s/ Marcum llp

Marcum llp